ENERGY FOCUS, INC.
32000 Aurora Road
Solon, Ohio 44139
May 21, 2010
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Re.:    Energy Focus, Inc.
           Registration Statement on Form S-3
           File No. 333-166191
           Filed April 20, 2010
Ladies and Gentlemen:
     We are filing with the Commission today Pre-Effective Amendment No. 1 to our above Registration Statement on Form S-3. Attached to this letter is a marked version of the amended Registration Statement that shows the changes we have made to the original Statement.
     Below are our responses to the comments in your letter of May 11, 2010.
Prospectus Cover Page
1.	SEC Comment: Please disclose on your prospectus cover page the calculations required by Instruction 7 to General Instruction I.B.6. to Form S-3. Refer to Securities Act Sections C&CIs 139.23 and .24, available on our website, for further information.

Company Response: We have read Securities Act Sections C&CIs 139.23 and .24. We have included the required calculations as the third last and second last paragraphs on the prospectus cover page.
The Transaction, page 19
2.	SEC Comment: Please update your disclosure to reflect the amendment to the purchase agreement disclosed in a Form 8-K filed on May 10, 2010. In addition, please update your exhibit index to include the amendment.

Company Response: We have updated our disclosure to reflect the amendment to the purchase agreement on page 19 of the prospectus in the section entitled “The Transaction” and on page 2 in the “Prospectus Summary”. We also have updated the exhibit index on page II-4 of Part II of the Registration Statement to list the amendment and have referred to the copy of the amendment filed as Exhibit 10.1 to our Form 8-K filed on May 10, 2010.
     You should feel free to discuss the amended Statement with our attorneys identified below and we authorize you to do so. Please copy them on any comments or correspondence that you may send to us.
Cowden & Humphrey Co. LPA
4600 Euclid Avenue, Suite 400
Cleveland, Ohio 44103-3758
Telephone: 216.241.2880
Facsimile: 216.241.2881
Attention: Mr. Thomas J. Talcott
     Please do not hesitate to call the undersigned with any questions.
     Thank you for your consideration.

Very truly yours,
/s/ Nicholas G. Berchtold
Nicholas G. Berchtold
Vice President of Finance and Chief Financial Officer Telephone: 440.715.1255 Facsimile: 440.848.8561

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